ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, OH 45209

August 11, 2010

Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Zoo Entertainment, Inc.
Post-effective Amendment to Form S-1 on Form S-3
Filed July 28, 2010
File No. 333-163937

Dear Mr. Shuman:

We are hereby filing with the Securities and Exchange Commission (the “Commission”) Post-effective Amendment No. 2 to Zoo Entertainment, Inc.’s (the “Company”) Form S-1 on Form S-3, File No. 333-163937 (the “Amendment”).  We are delivering clean and marked courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated August 10, 2010.  The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. References herein to page numbers of the Amendment refer to page numbers of the marked Amendment.

Incorporation of Certain Information by Reference, page 27

1.Please revise this section to specifically list and incorporate by reference the Forms 8-K filed on February 18 and March 16, 2010 and the Form 10-Q filed August 6,
2010 and any other periodic reports filed prior to effectiveness. Refer to Item
12 of Form S-3.

Response:  The Company has revised the Amendment on page 27 in response to the Commission’s comment.

The Company acknowledges that it is the view of the Commission that:

1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel at (212) 692-6768 with any comments or questions regarding the foregoing, and please send a copy of any written comments to the following address:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely,

/s/ Mark Seremet
Mark Seremet Chief Executive Officer